April 11, 2005


via facsimile and U.S. mail

Mr. James D. Eger
Chief Financial Officer
Continental Energy Corporation
14001 Dallas Parkway, Suite 1200
Dallas, Texas  75240


	Re:	Continental Energy Corporation
		Form 20-F, Filed January 26, 2005
		File No. 0-17863

Dear Mr. Eger:

      We have reviewed the above filing and have the following accounting and engineering comments. We have limited our review to the areas commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended July 31, 2004

Controls and procedures

1. Please indicate to us how you have complied with Item 15(a) of Form 20-F. Otherwise, revise your Form 20-F to indicate whether or not the disclosure controls and procedures were effective as of the end of the period covered by your annual report.


Exhibit 31

2. We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, it appears you may need to revise the language of paragraphs 4(a), 4(b), 4(c), 5, 5(a), 5(b) and 6 of the certifications.

Report of Independent Registered Public Accounting Firm

3. We understand that your accountants are registered with the Public
Company Accounting Oversight Board and are therefore required to comply with all its auditing and related professional practice standards. Note that effective for reports issued or reissued on or after May 24, 2004, the auditors` report must refer to the "standards of the Public Company Accounting Oversight Board (United States)". Please request that your accountants supplementally confirm, if true, that they conducted their audit in accordance with the standards of the PCAOB. Request your accountants to revise their report accordingly. Refer to PCAOB Release No. 2003-025 and Commission Releases No. 34-49707 and FR-73.

Financial statements

4. We note your election to report the cumulative results of operations from August 1, 1993 through July 31, 2004. To the extent you continue to report cumulative results, please revise your financial statements to fully comply with SFAS 7, Accounting and Reporting by Development Stage Enterprises. In this regard, in the event you elect to remove the cumulative results from your financial statements, the related reference should be removed from the auditors` report.

Engineering

5. We note your disclosure under Reserves of 2.8 million barrels and
8.5 million barrels of proved and probable reserves, respectively, in the Bangkudulis Block. Under Note 5b) of your financial statements - referring to your Bangkudulis property - you state, "Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with GATB is uncertain, consequently the Company wrote down the book value of the property to $1." Please revise your disclosure to remove these reserves or explain to us why you feel it is appropriate to report these reserves in the body of your report.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Jill Davis, Branch Chief, at (202) 942-
1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to the engineering issues to Ronald Winfrey, Engineer, at (202) 942-1778. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

??

??

??

??

Continental Energy Corporation
April 11, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE